UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

Our ref: ANN/2002/UOB-A01/sc

7 January, 2002

02015131

02 FEB 13 AM 8:27

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W. File No. 82-2947
Washington, DC 20549
USA

JOINT VENTURE AGREEMENT BETWEEN-
THE DEVELOPMENT BANK OF SINGAPORE LTD,
OVERSEA-CHINESE BANKING CORPORATION LIMITED AND
UNITED OVERSEAS BANK LIMITED
TO PROVIDE MULTI-CURRENCY PAYMENT AND CLEARANCE SERVICES

Dear Sir

We enclose a copy of our Announcement of today's date in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Encl.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

JOINT NEWS RELEASE

DBS Bank, OCBC Bank and UOB Form New Joint Venture Company, 'CAPS', To Provide Multi-Currency Payment and Clearance Services

Singapore, 7 January 2002 – Development Bank of Singapore Ltd (DBS Bank), Oversea-Chinese Banking Corporation Limited (OCBC Bank) and United Overseas Bank Limited (UOB) have entered into an agreement to establish a joint venture company, Clearing and Payment Services Pte Ltd ('CAPS'), to undertake Continuous Linked Settlement (CLS™) transactions. Each Bank has subscribed for one-third of the issued share capital of CAPS.

In October 2001, the three Banks announced that they had become shareholders of the CLS Group and will be Settlement Members of CLS Bank International (CLS Bank). CLS Bank offers a real-time, global multi-currency settlement system that eliminates settlement risks and ultimately reduces cross-border transaction costs. In addition, the Monetary Authority of Singapore (MAS) received in-principle agreement from CLS Group and CLS Bank to include the Singapore Dollar as an eligible currency of CLS Bank, joining ten other prospective CLS Bank eligible currencies.

The new consortium company, CAPS, has appointed Logica, an information technology company to implement and support the Banks' participation in and interface with the new CLS Bank for cross currency settlement transactions. CAPS has also appointed KMPG Consulting as the systems integrator and the programme manager.

Mr Bill Chua, Chairman of CAPS and EVP, Operations Sector, UOB said, " As a combined entity, CAPS is better positioned to equip itself to participate in this dynamic and crucial global currency settlement system. CAPS allows its shareholders to leverage on scale, thereby lowering the cost of processing. It will be able to in-source such activities from other financial services companies regionally, and even globally. We have been working closely with our strategic IT partners to ensure that all the Banks' IT systems and applications are integrated seamlessly, to be ready for our first 'live' CLS™ transaction. This is scheduled to take place at the end of this year."

For further information, please contact:

DBS Bank, Group Communications
Ms Eileen Lau
Tel: (65) 878 5398
Fax: (65) 222 4478
Email: eileenlau@dbs.com

OBCB Bank, Corporate Communications
Ms Loh Wei Ling
Tel: (65) 530 5926
Fax: (65) 535-7477
Email: LohWL@ocbc.com.sg

UOB, Corporate Affairs
Ms Samantha Joy Yik
Tel: (65) 539 3970
Fax: (65) 538 2559
Email: samanthajoy.yiksy@uobgroup.com

Notes to Editors

About DBS Bank

DBS Group Holdings Ltd. is the holding company of DBS Bank and is the largest banking group in Southeast Asia. Ranked among the top banks in Asia, DBS is a recognised leader in Internet banking and e-commerce. Beyond Singapore, DBS Group serves corporate, institutional and retail customers through subsidiaries and associated companies in Hong Kong, The Philippines, Indonesia and Thailand, and international banking services through a network of overseas branches and offices. With its acquisition of Dao Heng Bank in June 2001, DBS is the fourth largest bank in Hong Kong by assets. With Dao Heng, DBS' total assets stands at S$156 billion on June 30, 2001.

About OCBC Bank

Established in 1932, OCBC Bank's business offerings include consumer, corporate and international banking, investment management, global treasury, stockbroking and eFinancial services. The Bank has branches and representative offices in 14 countries, including Malaysia, China, Hong Kong SAR, Japan, Australia, UK and USA. In 2000, OCBC Bank achieved a profit attributable to shareholders of S$840 million. Its successful acquisition of Keppel Capital Holdings Limited and all its subsidiaries, including Keppel TatLee Bank Limited, in August 2001 represents the next step forward in OCBC Bank's mission to be a world-class financial institution in Asia Pacific. The Bank is committed to helping its customers, shareholders and staff grow from strength to strength by leveraging on its rich heritage, innovative spirit and forward-looking management.

About UOB

Founded in 1935 and listed on the Singapore Exchange since 1970, United Overseas Bank Limited (UOB) provides a wide range of financial services through its network of 90 bank branches in Singapore, as well as our overseas branches and subsidiaries in 17 countries in Asia-Pacific, Western Europe and North America. With its acquisition of Overseas Union Bank of Singapore in 2001, UOB has become the market leader for SME loans, personal loans and credit cards in Singapore. The combined Group has a total customer deposit base of more than S$70 billion and a total asset base of over S$113 billion. UOB's vision is to be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent customer service.

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